                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                              JPS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    46624E405
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2003
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 46624E405                   13D                      Page 2 of 6 Pages
-------------------                                           ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,174,980
  OWNED BY
    EACH
 REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,174,980
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     1,174,980
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 46624E405                   13D                      Page 3 of 6 Pages
-------------------                                           ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,174,980
  OWNED BY
    EACH
 REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,174,980
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     1,174,980
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 46624E405                   13D                      Page 4 of 6 Pages
-------------------                                           ------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended to add the following:

            On August 2, 2001, the Fund  terminated the Services  Agreement with
Steel Partners Services under which Steel Partners Services  previously  managed on a discretionary  basis certain of the Fund's assets,  including 61,280 Shares of the Issuer (the "Fund Shares").  Immediately upon termination of the Services
Agreement, Steel Partners Services ceased to be a beneficial owner of the 61,280
Fund  Shares.  Accordingly,  Steel  Partners  Services  is no longer a Reporting
Person.

   Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate purchase price of the 1,174,980 Shares of Common Stock owned by Steel  Partners II is  $5,354,221.  The Shares of Common Stock owned by
Steel Partners II were acquired with partnership funds.

   Item 5(a) is hereby amended and restated to read as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon  9,291,759  Shares  outstanding, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Annual Report on Form 10-K for the year ended November 2, 2002.

            As of the close of business on February 6, 2003,  Steel  Partners II beneficially owned 1,174,980 Shares of Common Stock, constituting  approximately
12.6% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 1,174,980
Shares,  constituting  approximately  12.6%  of  the  Shares  outstanding.   Mr.
Lichtenstein has sole voting and dispositive power with respect to the 1,174,980
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares were acquired in  open-market  transactions, except 44,180 of the 61,280 Fund Shares which were transferred to Steel Partners
II directly from the Fund after the Services Agreement was terminated.

     Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto lists all  transactions  by the Reporting
Persons  in the  Issuer's  Common  Stock  during  the past 60 days.  All of such transactions were effected in the open market.

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CUSIP No. 46624E405                   13D                      Page 5 of 6 Pages
-------------------                                           ------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003                   STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                         By:  /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

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CUSIP No. 46624E405                   13D                      Page 6 of 6 Pages
-------------------                                           ------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock               Price Per                Date of
       Purchased                     Share($)                 Purchase
       ---------                     --------                 --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
        8,100                        2.5800                   1/27/03
        8,000                        2.5800                   1/28/03
        7,200                        2.5800                   1/29/03
        4,500                        2.5800                   1/30/03
       79,900                        2.5045                   2/03/03
       14,000                        2.4093                   2/04/03

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None